Exhibit 99.1

CREDIT SUISSE

Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces the Reverse Splits of its DGAZ, VIIX, TVIX and TVIZ ETNs

New York, March 9, 2017

Credit Suisse AG announced today that it will implement a 1-for-5 reverse split of its VelocityShares™ 3x Inverse Natural Gas ETN (“DGAZ”), a 1-for-5 reverse split of its VelocityShares™ VIX Short Term ETN (“VIIX”), a 1-for-10 reverse split of its VelocityShares™ Daily 2x VIX Short Term ETN (“TVIX”) and a 1-for-5 reverse split of its VelocityShares™ Daily 2x VIX Medium Term ETN (“TVIZ”), each expected to be effective as of March 16, 2017 (DGAZ, VIIX, TVIX and TVIZ, each an “ETN” and together, the “ETNs”).

The reverse splits will be effective at the open of trading on March 16, 2017. DGAZ will begin trading on the NYSE Arca on a reverse split-adjusted basis on March 16, 2017 and VIIX, TVIX and TVIZ will each begin trading on the NASDAQ Stock Market on a reverse split-adjusted basis on March 16, 2017. Holders of DGAZ, VIIX and TVIZ who purchased such ETNs prior to March 16, 2017 will receive one reverse split-adjusted unit of such ETNs for every five pre-reverse split units of such ETNs, respectively. Holders of TVIX who purchased such ETN prior to March 16, 2017 will receive one reverse split-adjusted unit of such ETN for every ten pre-reverse split units of such ETN. In addition, such purchasers that hold a number of units of an ETN not evenly divisible by five or ten, as applicable, will receive a cash payment for any fractional number of units remaining of such ETN (the “partials”). The cash amount due on any partials will be determined on March 22, 2017 based on the respective closing indicative values of DGAZ, VIIX, TVIX and TVIZ on such date and will be paid by Credit Suisse AG on or about March 27, 2017.

The closing indicative values of DGAZ, VIIX and TVIZ on March 15, 2017 will be multiplied by five to determine their respective reverse split-adjusted closing indicative values, and the closing indicative value of TVIX on March 15, 2017 will be multiplied by ten to determine its reverse split-adjusted closing indicative value. Following the reverse splits, DGAZ, VIIX, TVIX and TVIZ will have new CUSIPs but will retain their same ticker symbols.

The reverse splits will affect the trading denominations of DGAZ, VIIX, TVIX and TVIZ but they will not have any effect on the stated principal amount of any ETN, except that the stated principal amount of each will be reduced by the corresponding aggregate amount of any cash payments for “partials.”

None of the other exchange traded notes issued by Credit Suisse AG are affected by these announcements.

Reverse Split	Ticker Symbol	CUSIP / New CUSIP
VelocityShares™ 3x Inverse Natural Gas ETN due February 9, 2032	DGAZ	22542D530 / 22542D373
VelocityShares™ VIX Short Term ETN due December 4, 2030	VIIX	22539T621 / 22542D365
VelocityShares™ Daily 2x VIX Short Term ETN due December 4, 2030	TVIX	22539T274 / 22542D357
VelocityShares™ Daily 2x VIX Medium Term ETN due December 4, 2030	TVIZ	22539T100 / 22542D340

Media Release March 9, 2017 Page 2 / 2

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com
Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,170 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.